July 6, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independent Bank Corporation
Application for Withdrawal
Registration Statement on Form S-1 (SEC File No. 333-168032)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Independent Bank Corporation (the “Company”) respectfully requests the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-168032), initially filed on July 8, 2010 (amended on August 20, 2010 and September 13, 2010), together with all exhibits (the “Registration Statement”), effective as of the earliest practicable date.  The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the public offering contemplated by the Registration Statement at this time.  In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.  The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement are credited to the account of the Company for future use.

Should you have any questions regarding this request for withdrawal, please contact the Company's legal counsel, Kimberly Baber, at (616) 336-6851.

Thank you for your assistance in this matter.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster

Executive Vice President and Chief Financial Officer

230 West Main Street, Ionia, Michigan 48846